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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
Notification of Board Meeting

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, Semiconductor Manufacturing International Corporation (the “Company”) hereby announces that a meeting of the Board of Directors of the Company will be held on Wednesday, 8 February 2012 at which announcement of the unaudited financial results for the three months ended 31 December 2011 will be approved for publication.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer Executive Director

Shanghai, 18 January 2012

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as the Independent Non-Executive Directors of the Company.